Exhibit 99.1

Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2006
(unaudited)

Under Canadian Generally Accepted Accounting Principles

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at		September 30, 2006	December 31, 2005
(in thousands of Canadian dollars)	Notes	$	$

Assets
Current assets
Cash and cash equivalents		5,597	9,479
Restricted cash	10	9,092	732
Accounts receivable, net	3	33,164	33,011
Income taxes receivable		1,377	2,484
Inventory	7	18,265	30,863
Prepaid expenses		2,888	4,340
Total current assets		70,383	80,909

Investment tax credits		4,616	4,616
Property, plant and equipment, net	7	44,643	57,842
Intangible assets, net	7	30,103	41,904
Other assets, net		1,983	2,280
Total assets		151,728	187,551

Liabilities
Current liabilities
Accounts payable and accrued liabilities		32,969	35,553
Customer advances		1,054	1,152
Current portion of lease liability		119	4,197
Current portion of long-term debt	4	32,058	34,581
Total current liabilities		66,200	75,483

Long-term credit facility		49,366	47,862
Long-term liability		1,674	1,749
Long-term debt		395	479
Convertible redeemable secured debentures	5	2,595	40,630
Total liabilities		120,230	166,203

Commitments and contingencies	10

Shareholders' Equity
Capital stock	6	351,279	230,086
Equity component of convertible redeemable secured debentures	5	1,008	27,785
Contributed surplus	6	1,102	-
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)
Deficit		(94,749)	(9,381)
Total shareholders' equity		31,498	21,348
Total liabilities and shareholders' equity		151,728	187,551

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

		For the three months ended Sept. 30, 2006			For the three months ended Sept. 30, 2005
					Pre-fresh start accounting (note 1)

		Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
(in thousands of Canadian dollars, except per share information)	Notes	$	$	$	$	$	$

Revenue
Equipment		15,254	-	15,254	26,583	-	26,583
Services		1,177	-	1,177	1,289	-	1,289
Telecommunications		-	4,646	4,646	-	4,776	4,776
Total revenue		16,431	4,646	21,077	27,872	4,776	32,648

Cost of revenue
Equipment		12,525	-	12,525	18,243	-	18,243
Services		996	-	996	568	-	568
Total cost of revenue		13,521	-	13,521	18,811	-	18,811

Gross profit		2,910	4,646	7,556	9,061	4,776	13,837

Agent commissions		369	-	369	1,026	-	1,026
Selling, general and administrative expenses	3, 6	17,706	-	17,706	9,464	-	9,464
Research and development expenses, net		4,766	-	4,766	3,217	-	3,217
Telecommunications operating expenses		-	3,844	3,844	-	5,503	5,503
Restructuring, asset impairment and other charges	7	21,612	7,202	28,814	2,307	92	2,399
Operating loss from continuing operations		(41,543)	(6,400)	(47,943)	(6,953)	(819)	(7,772)

Finance charges, net	8	2,702	939	3,641	8,174	822	8,996
Loss (gain) on foreign exchange		184	8	192	(793)	(1,633)	(2,426)
Loss from continuing operations before income taxes		(44,429)	(7,347)	(51,776)	(14,334)	(8)	(14,342)
Income tax expense (recovery)	10	750	-	750	(183)	-	(183)
Loss from continuing operations		(45,179)	(7,347)	(52,526)	(14,151)	(8)	(14,159)
(Loss) earnings from discontinued operations, net of income taxes	9	(975)	-	(975)	61	-	61
Net loss		(46,154)	(7,347)	(53,501)	(14,090)	(8)	(14,098)

Basic and diluted
Loss per share from continuing operations		(0.06)	(0.01)	(0.07)	(0.80)	-	(0.80)
Loss per share from discontinued operations		-	-	-	-	-	-
Net loss per share		(0.06)	(0.01)	(0.07)	(0.80)	-	(0.80)

Basic and diluted weighted average number of common shares outstanding (in thousands)				732,671			17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	3

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

		For the nine months ended Sept. 30, 2006			For the nine months ended Sept. 30, 2005
					Pre-fresh start accounting (note 1)

		Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
(in thousands of Canadian dollars, except per share information)	Notes	$	$	$	$	$	$
Revenue
Equipment		45,879	-	45,879	42,027	-	42,027
Services		4,535	-	4,535	4,638	-	4,638
Telecommunications		-	14,339	14,339	-	14,629	14,629
Total revenue		50,414	14,339	64,753	46,665	14,629	61,294

Cost of revenue
Equipment		39,724	-	39,724	32,903	-	32,903
Services		4,194	-	4,194	2,000	-	2,000
Total cost of revenue		43,918	-	43,918	34,903	-	34,903

Gross profit		6,496	14,339	20,835	11,762	14,629	26,391

Agent commissions		611	-	611	1,783	-	1,783
Selling, general and administrative expenses	3, 6	41,365	-	41,365	24,732	-	24,732
Research and development expenses, net		11,054	-	11,054	9,735	-	9,735
Telecommunications operating expenses		-	11,541	11,541	-	16,136	16,136
Restructuring, asset impairment and other charges	7	24,206	7,202	31,408	16,052	222	16,274
Operating loss from continuing operations		(70,740)	(4,404)	(75,144)	(40,540)	(1,729)	(42,269)

Finance charges, net	8	7,942	2,778	10,720	11,444	2,267	13,711
Gain on foreign exchange		(1,498)	(1,167)	(2,665)	(461)	(866)	(1,327)
Loss from continuing operations before income taxes		(77,184)	(6,015)	(83,199)	(51,523)	(3,130)	(54,653)
Income tax expense	10	808	-	808	53	-	53
Loss from continuing operations		(77,992)	(6,015)	(84,007)	(51,576)	(3,130)	(54,706)
Loss from discontinued operations, net of income taxes	9	(396)	-	(396)	(3,835)	-	(3,835)
Net loss		(78,388)	(6,015)	(84,403)	(55,411)	(3,130)	(58,541)

Basic and diluted
Loss per share from continuing operations		(0.12)	(0.01)	(0.13)	(2.92)	(0.18)	(3.10)
Loss per share from discontinued operations		-	-	-	(0.22)	-	(0.22)
Net loss per share		(0.12)	(0.01)	(0.13)	(3.14)	(0.18)	(3.32)
Basic and diluted weighted average number of common shares outstanding (in thousands)				650,417			17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	4

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the nine months ended September 30,
	2006	2005
		Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars)	$	$

Deficit, beginning of period	(9,381)	(180,561)
Net loss	(84,403)	(58,541)
Share issue costs	(965)	-
Deficit, end of period	(94,749)	(239,102)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	5

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

		For the three months ended September 30,
		2006	2005
			Pre-fresh start accounting (note 1)
		$	$
(in thousands of Canadian dollars)	Notes
Cash flows used in continuing operating activities
Loss from continuing operations		(52,526)	(14,159)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		4,006	3,060
Restructuring, asset impairment and other charges	7	28,814	202
Loss on disposal of property, plant and equipment		-	379
Non-cash financing charges		1,363	8,640
Stock-based compensation	6	1,998	534
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items		10,999	(26,396)
Unrealized foreign exchange		119	(1,755)
		(5,227)	(29,495)

Cash flows (used in) provided by continuing financing activities
Issuance of credit facility		-	28,807
Increase in long-term debt		-	324
Repayment of long-term debt and lease liability		(475)	-
Increase in other assets		-	(481)
		(475)	28,650

Cash flows provided by (used in) continuing investing activities
Decrease (increase) in restricted cash	10	1,011	(72)
Purchase of property, plant and equipment		(915)	(1,122)
Proceeds on disposal of property, plant and equipment		2	826
Decrease (increase) in other assets		69	(59)
		167	(427)

Decrease in cash and cash equivalents
Continuing operations		(5,535)	(1,272)
Discontinued operations	9	-	603
Decrease in cash and cash equivalents		(5,535)	(669)

Cash and cash equivalents, beginning of period		11,132	5,148
Cash and cash equivalents, end of period		5,597	4,479

Cash and cash equivalents are comprised of the following:
Cash in bank		5,597	4,479

Supplemental Information
Cash paid for:
Interest		1,907	1,563
Income taxes		34	6
Discontinued operations:
Cash flows from discontinued operations		(975)	-

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	6

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

		For the nine months ended September 30,
		2006	2005
			Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars)	Notes	$	$

Cash flows used in continuing operating activities
Loss from continuing operations		(84,007)	(54,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		11,781	8,623
Restructuring, asset impairment and other charges	7	30,106	14,207
Loss on disposal of property, plant and equipment		595	319
Non-cash financing charges		4,505	8,779
Stock-based compensation	6	2,210	684
Changes in operating assets and liabilities:
Increase in non-cash working capital items		(1,991)	(10,487)
Unrealized foreign exchange		(3,625)	(1,354)
		(40,426)	(33,935)

Cash flows provided by continuing financing activities
Issuance of credit facility		-	41,193
Increase in long-term debt		-	324
Repayment of long-term debt and lease liability		(5,140)	(1,314)
Proceeds from issue of shares, net of share issue costs	6	53,310	-
Increase in other assets		-	(5,171)
		48,170	35,032

Cash flows used in continuing investing activities
Increase in restricted cash	10	(8,360)	(723)
Purchase of property, plant and equipment		(3,716)	(2,234)
Proceeds on disposal of property, plant and equipment		562	1,141
Increase in other assets		(112)	(125)
		(11,626)	(1,941)

Decrease in cash and cash equivalents
Continuing operations		(3,882)	(844)
Discontinued operations	9	-	774
Decrease in cash and cash equivalents		(3,882)	(70)

Cash and cash equivalents, beginning of period		9,479	4,549
Cash and cash equivalents, end of period		5,597	4,479

Supplemental Information
Cash paid for:
Interest		5,576	2,967
Income taxes		218	47
Non-cash financing and investing activities and discontinued operations:
Shares issued upon conversion of 10% redeemable secured convertible debentures		62,998	-
Cash flows from discontinued operations		(396)	-

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

1.   Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (“SR Telecom” or the “Corporation” or the “Company”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telecommunications and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Comunicacion y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional subscribers as well as a network of payphones in a large, predominantly rural area of Chile.

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 5), $10.0 million principal amount of Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders. Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities and adjusted their carrying values to their estimated fair values. The revaluation adjustments were accounted for as a capital transaction and were recorded within the pre-fresh start accounting deficit.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform with the presentation adopted in 2006.

Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (‘GAAP’) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters, amongst others, such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring, stock based compensation and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended November 30, 2005, December 31, 2005 and December 31, 2004. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented, except for the restructuring, asset impairment and other charges discussed in note 7. Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom’s annual audited consolidated financial statements for the periods ended November 30, 2005, December 31, 2005 and December 31, 2004. These interim financial statements do not include all of the disclosures required by GAAP applicable to annual financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of its customers, lenders and shareholders, attaining a satisfactory revenue level, continued sales to its customers, a return to profitable operations, the ability to generate sufficient cash from operations and additional financing. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

The Corporation has addressed the above mentioned uncertainties with the following actions:

•
On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $61.0 million of Convertible Debentures including accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.4 million of Convertible Debentures including accrued interest payable in kind thereon into 20,391,019 common shares. The proceeds of the private placements were used to fund the Corporation’s current working capital requirements.

•
On March 27, 2006, the Corporation announced a multi-year agreement to outsource its manufacturing operations. All outsource manufacturing of non-WiMAX products was substantially completed in June 2006.

•	On May 23, 2006, the Corporation announced that its symmetry MX solution had received WiMAX Forum Certification. This marks a pivotal step towards executing the Corporation’s plans.
•
On July 5, 2006, the Corporation announced the appointment of Serge Fortin as its new President and Chief Executive Officer effective July 10, 2006, and the Corporation appointed Marc Girard as Senior Vice President and Chief Financial Officer, effective August 10, 2006.

•	The Corporation, during the first nine months of 2006, continued its restructuring activities to reduce costs.
•	In October 2006, the Corporation committed to a plan to sell and leaseback its Montreal property (see note 12, subsequent events).
•	On December 7, 2006, the Corporation announced that it entered into an agreement with lenders providing for a loan of $20.0 million (see note 12, subsequent events).
•
The Corporation is currently evaluating alternative methods of generating additional cash through realization of non-core asset values. Plans have been initiated to realize such values, however, there can be no assurance that these plans will be achieved or that such values will be realized.

Management believes that with the above actions and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue operating as a going concern.

3.	Accounts receivable, net
The accounts receivable balance at September 30, 2006 includes an account receivable from Teleco de Haiti as follows:

		As at		As at
		September 30,		December 31,
		2006		2005
	$	(US$)	$	$(US$)
Account receivable	5,218	4,679	5,455	4,679
Allowance for doubtful account	(5,218)	(4,679)	(3,706)	(3,179)
Account receivable, net	-	-	1,749	1,500

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million.

In the third quarter of 2005, following various proceedings and actions during 2002 to 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case has returned to litigation and its outcome remains uncertain. Management now believes that the most likely outcome will not result in the recovery of the receivable and accordingly, in the third quarter of 2006, has increased its provision for doubtful account for the entire balance outstanding of $5.2 million.

4.   Long-term debt
Long-term debt includes notes payable issued by CTR under a term loan facility. Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of the then outstanding US$29.5 million loan and to postpone the maturity of the loans until May 17, 2008. These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until September 30, 2006. In accordance with GAAP, these notes were classified as current liabilities.

5.   Convertible redeemable secured debentures
In accordance with GAAP, the Convertible Debentures are accounted for on the basis of their substance and are presented in their component parts of debt and equity. As at September 30, 2006, the debt component is $2.6 million ($40.6 million as at December 31, 2005), including $1.0 million of accreted interest ($0.7 million as at December 31, 2005) and interest payable in kind in the amount of $0.2 million ($2.3 million as at December 31, 2005), and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

During the three months ended September 30, 2006, no conversions of Convertible Debentures took place.

During the three months ended June 30, 2006, the Corporation converted $0.4 million of Convertible Debentures including accrued interest payable in kind thereon into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

On February 2, 2006, the Corporation converted approximately $61.0 million of Convertible Debentures including accrued interest payable in kind thereon into 280,881,314 common shares. In addition, on February 27, 2006, the Corporation converted approximately $4.4 million of Convertible Debentures including accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006. These conversions resulted in the reclassification of $38.8 million from the debt component and $26.6 million from the equity component to capital stock.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

6.   Capital stock and warrants
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	Issued and outstanding	Capital stock
	common shares
		$

Opening balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (a)	333,333,333	50,000
Conversion of debentures (a)	280,881,314	60,981
February 27, 2006
Private placement (a)	28,498,302	4,275
Conversion of debentures (a)	20,391,019	4,425
Conversion of debentures during the first quarter of 2006	89,269	21
Other conversions of debentures during the second quarter of 2006	1,763,286	383
July 24, 2006 issuance of shares (b)	2,769,576	1,108
Closing balance as at September 30, 2006	733,393,060	351,279

(a)
On February 2, 2006, the Corporation completed a private placement and converted Convertible Debentures including accrued interest payable in kind thereon. On February 27, 2006, the Corporation completed a similar private placement and converted Convertible Debentures including accrued interest payable in kind thereon.

(b)
On July 24, 2006, the Corporation issued common shares to its former Interim President and Chief Executive Officer as per the terms of the agreement reached with Blue Tree Advisors. Compensation expense of $1.1 million as well as $0.5 million for all applicable taxes was included in selling, general and administrative expenses in the second quarter of 2006, upon the approval by the shareholders at the Corporation’s Annual General Meeting of Shareholders held June 8, 2006. As a result of revised estimates, an additional $0.4 million for all applicable taxes was accrued for in the third quarter of 2006 and is included in selling, general and administrative expenses.

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. As of September 30, 2006, 352,941 warrants with an exercise price of $10 per common share, expiring on July 18, 2008 and August 27, 2008 are issued and outstanding.

The following table summarizes the activity in the Employee Stock Option Plan:

	Nine months ended September 30,
	2006		2005
			Pre-fresh start accounting (note 1)
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$

Outstanding, beginning of period	232,480	30.17	406,580	25.03
Granted	25,826,435	0.33	-	-
Forfeited/expired	(965,200)	1.77	(71,150)	21.63
Outstanding, end of period	25,093,715	0.55	335,430	25.75
Options exercisable, end of period	179,580	30.55	228,880	31.56

The following table summarizes information about the Corporation's outstanding and exercisable stock options as at September 30, 2006:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
$			$		$

0.32 to 0.41	24,900,135	6.6 years	0.33	-	-
6.40 to 9.80	79,000	7.3 years	7.63	66,300	7.64
16.30 to 24.50	41,250	5.0 years	18.09	39,950	18.05
35.30 to 53.00	37,180	3.5 years	47.38	37,180	47.38
56.60 to 85.30	30,650	3.3 years	65.38	30,650	65.38
89.70 to 130.80	5,500	1.0 years	89.70	5,500	89.70
	25,093,715	6.6 years	0.55	179,580	30.55

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Corporation at the Annual General Meeting of Shareholders held on June 8, 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation plans cannot exceed 10% of issued and outstanding securities of the Corporation, at any time. Options will be granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32. On June 1, 2006, the Corporation granted 1,100,000 stock options at an exercise price of $0.41. In addition, during the three months ended September 30, 2006, the Corporation granted 9,809,435 stock options at an average exercise price of $0.34.

For the three-month period ended September 30, 2006, $0.9 million of compensation expense ($0.5 million for the three-month period ended September 30, 2005) is recognized in the consolidated statement of operations for awards granted to employees. For the nine-month period ended September 30, 2006, $1.1 million of compensation expense ($0.7 million for the nine month period ended September 30, 2005) is recognized in the consolidated statement of operations. The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model, using the following assumptions:

	April 3,	June 1,	July 10,	Aug. 24,	Aug. 28,	Aug. 30,	Sept. 5,
	2006	2006	2006	2006	2006	2006	2006
	grant	grant	grant	grant	grant	grant	grant

Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Risk-free interest rate	4.20%	4.20%	4.36%	4.09%	4.08%	4.03%	4.02%
Expected life	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Fair value per option granted	$0.32	$0.30	$0.27	$0.26	$0.26	$0.24	$0.28

7.   Restructuring, asset impairment and other charges
For the three-month period ended September 30, 2006, restructuring charges of $28.8 million ($2.4 million for the three-month period ended September 30, 2005) were incurred. For the nine-month period ended September 30, 2006, restructuring charges of $31.4 million ($16.3 million for the nine-month period ended September 30, 2005) were incurred.

In the three-month period ended September 30, 2006, the Wireless Telecommunications Product segment includes a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge for intangible assets of $5.4 million and an impairment charge for property, plant and equipment of $2.3 million. The charges result from management’s continued restructuring activities, which include the realignment of its business to focus only on performing product lines. As a result, inventory, property, plant and equipment and intangible assets directly related to product lines that the Corporation is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible asset, comprised of customer relationships, was written down to its estimated fair value determined based on the present value of the related estimated future cash flows. The property, plant and equipment were written down to their estimated fair value based on the estimated sale price for such assets.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

In the three-month period ended September 30, 2006, the Telecommunications Service Provider segment includes an amount of $7.2 million for the impairment of property, plant and equipment. In light of the performance being behind expectations and non-binding purchase offers received during the third quarter, the Corporation tested for recoverability the net assets of its telecommunications service provider segment. The total estimated future cash flows on an undiscounted basis were less than the carrying value of the net assets. The impairment loss of $7.2 million was measured as the difference between the fair value based on discounted estimated future cash flows and the carrying value of the net assets.

In addition, during the first six months of 2006, these charges comprised $1.2 million of severance and termination benefits in relation to the Corporation’s ongoing efforts to reduce its cost structure. These costs primarily related to the Corporation’s decision to outsource its manufacturing as well as a reduction of 5 employees in the France subsidiary. In total, 74 employees were terminated of which 61 pertained to the Corporation’s decision to outsource manufacturing operations of its non-WiMAX products.

Furthermore, pursuant to the Corporation’s decision to outsource its manufacturing operations of non-WiMAX products, the Corporation agreed to sell during the second quarter of 2006 certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations. These transactions are presented as part of the Wireless Telecommunications Products segment.
In addition, during the second quarter of 2006, $0.1 million was accrued as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated in late 2005.

During the third quarter of 2005, restructuring charges of $2.3 million were accrued in the Wireless Telecommunications Product segment comprised of severance and termination benefits relating to the termination of employees and were incurred in order for the Corporation to reduce its cost structure. In total, 93 employees were terminated.

In addition, during the third quarter of 2005, charges of $0.1 million ($0.2 million in the nine months ended September 30, 2005) were incurred in the Telecommunications Service Provider segment for the write-down of certain satellite related assets.

Furthermore, during the second quarter of 2005, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $16.8 million offset by an inventory provision of $3.1 million comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was primarily located in Canada.

The following table summarizes the activity related to the Corporation’s restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,154	30,254	31,408
Amounts paid/written-down	(1,635)	(30,274)	(31,909)
Liability as at September 30, 2006	427	-	427

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

8.    Finance charges, net
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
		Pre-fresh start accounting (note 1)		Pre-fresh start accounting (note 1)
	$	$	$	$

Financing charges	176	4,405	402	4,405
Interest on long-term debt	945	1,826	2,794	6,377
Interest on credit facility	2,438	1,456	6,890	1,596
Interest on convertible redeemable secured debentures	83	1,365	998	1,365
Other interest	(1)	(56)	(364)	(32)
	3,641	8,996	10,720	13,711

Accreted interest of $0.02 million for the three months ended September 30, 2006 ($0.3 million for the nine months ended September 30, 2006) is included in interest on convertible redeemable secured debentures.

9.   Discontinued operations
Effective December 1, 2005, the Corporation sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations.

The sales price of the sold businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between one euro and € 4 million. In addition, SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of € 757,000. As at the date of these financial statements, management believes that the sold businesses will generate a loss in excess of € 757,000 and as such, has recorded a provision of $1.1 million ( € 757,000) in the third quarter of 2006. This provision has been presented as part of discontinued operations.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
		Pre-fresh start accounting (note 1)		Pre-fresh start accounting (note 1)
	$	$	$	$
Revenue from discontinued operations	-	5,608	-	12,547
Pretax (loss) earnings from discontinued operations	(975)	72	(396)	(3,804)
(Loss) earnings from discontinued operations	(975)	61	(396)	(3,835)

In conjunction with the sale of its Swing-related operations in December 2005, the Corporation signed an agreement with the Purchaser providing for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the third quarter of 2006, royalties of $0.1 million were earned ($0.7 million for the nine month period ended September 30, 2006).

The cash flows from discontinued operations are summarized as follows:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
		Pre-fresh start accounting note (1)		Pre-fresh start accounting note (1)
	$	$	$	$
Cash flows provided by operating activities	-	621	-	775
Cash flows used in investing activities	-	(18)	-	(1)
Increase in cash and cash equivalents from discontinued operations	-	603	-	774

10.  Commitments and contingencies
The following disclosure updates the information previously disclosed in the Corporation’s annual audited consolidated financial statements for 2005. Therefore, this note should be read in conjunction with note 24 to the aforementioned audited consolidated financial statements.

(a)	Bonds
SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The Corporation has restricted cash collateral for bonding facilities in the amount of $9.1 million as at September 30, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $3.1 million as at September 30, 2006 ($2.0 million as at December 31, 2005).

(b)	Litigation and contingencies
The Corporation has included in its accounts payable and accrued liabilities or income taxes payable, as at September 30, 2006, management’s best estimate of the outcome of several litigations and tax matters, described as follows:

Future Communications Company (“FCC”) Litigation:
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is US$1.0 million plus interest until the date of the Appeal Court’s judgment.

Employee Related Litigation:
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labor laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. We intend to vigorously defend these claims with all available defences.

Tax matters:
In the normal course of business, the Corporation’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Corporation. The Corporation has received notice of assessments by foreign governments for sales taxes and corporate taxes and by Canadian government for research and development tax credits relating to prior years. The Corporation has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administration expenses.

General:
From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)
11.  Business segments and concentrations
SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunications products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use. The second business segment, carried out by CTR in Chile, provides telecommunications services to end-users.

The accounting policies and methods applied to each segment are the same as those for the consolidated group. Inter-segment eliminations for the balance sheets represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
As at September 30, 2006 and December 31, 2005

Balance Sheets

Property, plant and equipment, net	15,052	21,292	29,591	36,550	-	-	44,643	57,842
Intagible assets, net	30,103	41,904	-	-	-	-	30,103	41,904
Other assets, net	1,983	2,280	-	-	-	-	1,983	2,280
Total assets	202,342	229,915	98,802	108,541	(149,416)	(150,905)	151,728	187,551

     For the three months ended September 30, 2006 and September 30, 2005 (pre-fresh start accounting, note 1)

Statements of operations from continuing operations

External revenue	16,431	27,872	4,646	4,776	-	-	21,077	32,648
Inter-segment revenue	4	-	-	-	(4)	-	-	-
Gross profit	2,910	9,061	4,646	4,776	-	-	7,556	13,837
Finance charges, net	2,702	8,174	939	822	-	-	3,641	8,996
Amortization and depreciation of property, plant and equipment	1,019	866	724	1,717	-	(217)	1,743	2,366
Amortization and depreciation of other assets	133	136	-	326	-	7	133	469
Amortization and depreciation of intangible assets	2,130	225	-	-	-	-	2,130	225
Restructuring, asset impairment and other charges	21,612	2,307	7,202	92	-	-	28,814	2,399
Income tax (recovery) expense	750	(183)	-	-	-	-	750	(183)
Loss from continuing operations	(45,179)	(14,151)	(7,347)	(8)	-	-	(52,526)	(14,159)
Net loss	(46,154)	(14,090)	(7,347)	(8)	-	-	(53,501)	(14,098)
Purchase of property, plant and equipment	292	465	623	661	-	(4)	915	1,122

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$

For the nine months ended September 30, 2006 and September 30, 2005 (pre-fresh start accounting, note 1)

Statements of operations from continuing operations

External revenue	50,414	46,665	14,339	14,629	-	-	64,753	61,294
Inter-segment revenue	55	13	-	-	(55)	(13)	-	-
Gross profit	6,496	11,762	14,339	14,629	-	-	20,835	26,391
Finance charges, net	7,942	11,444	2,778	2,267	-	-	10,720	13,711
Amortization and depreciation of property, plant and equipment	2,875	2,648	2,106	4,973	-	(653)	4,981	6,968
Amortization and depreciation of other assets	409	340	-	612	-	27	409	979
Amortization and depreciation of intangible assets	6,391	676	-	-	-	-	6,391	676
Restructuring, asset impairment and other charges	24,206	16,052	7,202	222	-	-	31,408	16,274
Income tax expense	808	53	-	-	-	-	808	53
Loss from continuing operations	(77,992)	(51,576)	(6,015)	(3,130)	-	-	(84,007)	(54,706)
Net loss	(78,388)	(55,411)	(6,015)	(3,130)	-	-	(84,403)	(58,541)
Purchase of property, plant and equipment	1,327	716	2,389	1,537	-	(19)	3,716	2,234

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Telecommunications service revenue is generated entirely in Chile. Consolidated sales to customers located outside of Canada were approximately 98% of revenue or $20.6 million for the three-month period ended September 30, 2006 (98% of revenue or $32.0 million for the three-month period ended September 30, 2005), and 99% of revenue or $63.8 million for the nine months ended September 30, 2006 (98% of revenue or $59.9 million for the nine months ended September 30, 2005).

The following sets forth external revenue from continuing operations by individual foreign country where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2006:

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Canada	480	2%	947	1%
Spain	4,829	23%	8,839	14%
Argentina	3,351	16%	9,834	15%
Mexico	5,033	24%	13,403	21%
Chile	4,646	22%	14,371	22%
Others	2,738	13%	17,359	27%
Total	21,077	100%	64,753	100%

For the three and nine month periods ended September 30, 2005, pre-fresh start accounting (note 1):

	Three months ended September 30, 2005		Nine months ended September 30, 2005
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Canada	607	2%	1,397	2%
Argentina	4,483	14%	6,040	10%
Mexico	3,618	11%	9,283	15%
Spain	7,870	24%	10,083	17%
Chile	4,776	15%	14,629	24%
Others	11,294	34%	19,862	32%
Total	32,648	100%	61,294	100%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers, except others, are part of the wireless telecommunications products business segment.

For the three and nine-month periods ended September 30, 2006:

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Siemens S.A.	4,829	23%	8,721	14%
Techtel LMDS Communicaciones	3,351	16%	9,831	15%
Axtel S.A. de CV	4,423	21%	10,460	16%
Others	8,474	40%	35,741	55%
Total	21,077	100%	64,753	100%

For the three and nine-month periods ended September 30, 2005, pre-fresh start accounting (note 1):

	Three months ended September 30, 2005		Nine months ended September 30, 2005
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Techtel LMDS Communicaciones	4,483	14%	6,040	10%
Telefonos de Mexico, S.A. de CV (Telmex)	3,323	10%	7,246	12%
Siemens S.A.	7,870	24%	10,083	16%
Others	16,972	52%	37,925	62%
Total	32,648	100%	61,294	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars)

As at September 30, 2006, amounts due from 3 customers represent 56% of the total trade receivables (as at December 31, 2005, 3 customers represented 38% of the total trade receivables).

The following sets forth the property, plant and equipment of continuing operations by location:

	As at	As at
	September 30, 2006	December 31, 2005
	$	$

Canada	14,797	19,673
Chile	29,591	36,550
Other	255	1,619
Total	44,643	57,842

12.  Subsequent events

(a)
On December 7, 2006, the Corporation entered into an agreement with lenders providing for a loan of $20.0 million, maturing in five years and subject to the same security and interest rates as the existing loans under the Credit Facility, subordinate only to the existing loans. An up-front fee of $0.4 million is payable upon issuance and 5% of $20 million will be paid to lenders upon repayment or maturity of the loan. The loan has a conversion feature which allows, at the option of the lenders, to convert the loan (including any interest that is paid in kind) into common shares at a rate of $0.17 per share. Closing of the transaction is expected to occur on or around December 15, 2006, subject only to customary conditions.

(b)
In October 2006, the Corporation committed to a plan to sell and leaseback its building and land located in Montreal, Canada. The property consists of land with a net book value of $2.0 million and building with a net book value of $3.2 million as at September 30, 2006. This property is presented as part of the Wireless Telecommunications Products segment. This transaction is expected to be completed within one year and should enable the Corporation to rent part of the building for a minimum term of 10 years. In accordance with GAAP, the Corporation will present this property as an asset held for sale in its fourth quarter / year-end results and will cease depreciating it as of the end of October 2006. The Corporation expects to sell the property for more than its book value if the plans are successful.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	19